UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 26, 2022

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In the Matter of

Khosla Ventures Acquisition Co. IV	**ORDER DECLARING REGISTRATION**
2128 Sand Hill Road	**STATEMENT ABANDONED UNDER THE**
Menlo Park, CA 94025	**SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-253378

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Khosla Ventures Acquisition Co. IV filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Khosla Ventures Acquisition Co. IV has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on July 26, 2022.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief